FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 033-97038

BRASCAN CORPORATION

(Translation of Registrant’s Name Into English)

Suite 300, BCE Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRASCAN CORPORATION

Date: May 13, 2005	By: /s/ Alan V. Dean

Name: Alan V. Dean

Title: Senior Vice-President
Corporate Affairs and Secretary

EXHIBIT INDEX

Exhibit	Description
1	Interim Report to Shareholders
Interim Report to Shareholders of Brascan Corporation (the “Company”) for the quarter ended March 31, 2005

2	Certification of Chief Executive Officer pursuant to Canadian Law

3	Certification of Chief Financial Officer pursuant to Canadian Law